FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2016

▪     Net earnings attributable to Enel Generación Chile’s shareholders increased from Ch$ 194,459 million as of September 2015 to Ch$ 396,302 million as of September 2016.

▪     Net electricity generation in Chile amounted to 13,339 GWh, nearly identical to the figure for the same period of 2015. This was due to greater thermal generation (+1,040 GWh) from the greater availability of the Bocamina power plant, which was offset by lower hydro generation (-1,063 GWh) as a consequence of the drought that has affected the southern part of the country.

▪     Physical sales increased 4% (+ 651 GWh) to 17,962 GWh, due to greater sales to regulated customers related to greater demand of the period.

▪     Operating revenue climbed 13% to Ch$ 1,276,246 million, due to greater physical sales to regulated customers and a higher average energy sales price expressed in Chilean pesos.

▪     Procurement and services costs decreased 1% to Ch$ 708,503 million through September 2016, mainly as a consequence of lower fuel consumption costs and other variable procurement and services costs.

▪     On August 31, 2016, the Company decided to relinquish the water rights associated to the Bardon, Chillan 1, Chillan 2, Futaleufu, Hechun, and Puelo hydroelectric projects and involved recording a Ch$ 35,384 million loss from writing off the assets related to these projects.

▪     As a result of the factors previously mentioned, EBITDA of Chilean operations increased 37% as of September 2016, totaling Ch$ 439,528 million.

▪     Net financial expenses amounted to Ch$ 22,741 million, which compares favorably to the Ch$ 95,288 million expense booked through September 2015, primarily due to positive exchange rate differences.

▪     As part of the process of selling the Group’s non-strategic assets, Enel Generación Chile S.A. sold all of its shareholding in GNL Quintero S.A. for Ch$ 132,821 million on September 14, 2016.

▪     On October 4, 2016, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. approved changing the Company’s name to "Enel Generación Chile S.A.”.  The new name became official on October 18, 2016.

• 1 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

FINANCIAL SUMMARY

▪    Indebtedness of the company increased US$ 168 million when compared to December 2015, amounting to US$ 1,443 million as of September 2016.

▪    The average interest rate, a significant cost component, decreased 0.5% when compared to December 2015, reaching 5.8%. This variation was mainly due to lower interest rates for USD denominated debt.

▪    Liquidity of the Company, a critical factor of our financial management, remains solid:

•      Consolidated committed credit lines: US$ 364 million.

•      Consolidated cash and cash equivalents: US$ 167 million.

• 2 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) agreed to approve the division of the Company, subject to complying with certain conditions precedent. A new publicly held company would arise from the division of Empresa Nacional de Electricidad S.A. to be named Endesa Américas S.A. and would be assigned the equity interests, assets and liabilities owned by Empresa Nacional de Electricidad S.A. outside of Chile.

On March 1, 2016, having met the conditions precedent, the division of Empresa Nacional de Electricidad S.A. was materialized and on that same day Endesa Américas S.A. was incorporated.

Based on the abovementioned, and the Financial Information Reporting Standards, the revenues and expenses of the generation business outside of Chile for the two month period ended February 29, 2016, are presented as “Profit (losses) from discontinued operations” in the comprehensive consolidated income statement.

For comparative purposes, this method of presentation has also been applied to the results as of September 30, 2015, therefore restating the comprehensive consolidated income statement approved previously.

For further information, see note 4.2 of Enel Generación Chile S.A. consolidated financial statements as of September 30, 2016.

• 3 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

1. - Net Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of September 2016 amounted to a Ch$ 396,302 million profit, compared to Ch$ 194,459 million profit recorded during the same period of 2015.

The following table shows comparative figures of continuing operations for each item of the income statement as of September 30, 2016 and 2015:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (Million Ch$)	9M2016	9M 2015	Chg	Chg %

REVENUES	1,276,246	1,131,398	144,848	13%
Sales	1,267,498	1,127,913	139,585	12%
Other operating revenues	8,748	3,485	5,263	151%
PROCUREMENT AND SERVICES	(708,503)	(712,864)	4,361	(1%)
Energy purchases	(269,961)	(246,551)	(23,410)	9%
Fuel consumption	(252,431)	(289,425)	36,994	(13%)
Transportation expenses	(149,297)	(126,196)	(23,101)	18%
Other variable procurement and services costs	(36,814)	(50,692)	13,878	(27%)
CONTRIBUTION MARGIN	567,743	418,534	149,209	36%
Other work performed by entity and capitalized	7,022	11,759	(4,737)	(40%)
Employee benefits expense	(44,141)	(54,487)	10,346	(19%)
Other fixed operating expenses	(91,096)	(55,279)	(35,817)	65%
GROSS OPERATING INCOME (EBITDA)	439,528	320,527	119,001	37%
Depreciation, Amortization	(99,520)	(91,295)	(8,225)	9%
Reversal of impairment profit	-	110	(110)	-
OPERATING INCOME	340,008	229,342	110,666	48%
NET FINANCIAL EXPENSE	(22,741)	(95,288)	72,547	(76%)
Financial income	1,294	158	1,136	719%
Financial costs	(42,154)	(50,224)	8,070	(16%)
Gain (Loss) for indexed assets and liabilities	472	2,916	(2,444)	(84%)
Foreign currency exchange differences, net	17,647	(48,138)	65,785	(137%)
OTHER NON-OPERATING RESULTS	128,297	11,496	116,801	1016%
Share of profit (loss) of associates accounted for using the equity method	6,858	7,483	(625)	(8%)
Net Income From Other Investments	121,405	4,309	117,096	2717%
Net Income From Sale of Assets	34	(296)	330	(111%)
NET INCOME BEFORE TAXES	445,564	145,550	300,014	206%
Income Tax	(82,549)	(36,779)	(45,770)	124%
NET INCOME FROM CONTINUING OPERATIONS	363,015	108,771	254,244	234%
Net income (Loss) from discontinued operations after taxes	79,572	255,661	(176,089)	(69%)
NET INCOME	442,587	364,432	78,155	21%

NET INCOME	442,587	364,432	78,155	21%
Owners of parent	396,302	194,459	201,843	104%
Non-controlling interest	46,285	169,973	(123,688)	(73%)
Earning per share (Ch$ /share)	48.32	23.71	24.61	104%

Earning per share from continuing operations (Ch$ /share)	43.47	12.27
Earning per share from discontinued operations (Ch$ /share)	4.85	11.44
Earning per share (Ch$ /share)	48.32	23.71
Weighted average of ordinary shares outstanding (in thousands)	8,201,754.58	8,201,754.58

• 4 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

Operating Income

The operating income as of September 30, 2016 was Ch$ 340,008 million, greater than the Ch$ 229,342 million recorded through September 30, 2015. EBITDA increased Ch$ 119,001 million, reaching Ch$ 439,528 million as of September 2016. This improved performance responded to a Ch$ 144,848 million increase in operating revenue, mainly due to higher physical sales (+ 651 GWh), primarily to regulated customers in response to higher demand, and also to higher average energy sales prices, expressed in Chilean pesos.

The cost of fuel consumption declined Ch$ 36,994 million, mainly due to lower fuel prices, due to the lower international prices of commodities, and the replacement of LNG thermal dispatch by coal, mainly as a consequence of the greater availability of Bocamina facilities.

Other procurement and services costs decreased Ch$ 13,878 million, primarily explained by lower costs related to the agreement with AES Gener, which allows the New Renca combined cycle to use Enel Generación Chile’s LNG for Ch$ 14,840 million.

Also, there was a Ch$ 5,609 million decline in personnel costs, mainly as a result of the corporate downsizing.

The effects described above were partially offset by:

▪  Energy purchases that increased by Ch$ 23,410 million, explained by greater physical sales (+694 GWh). It is worth mentioning that, among other factors, replacing LNG thermal dispatch by coal fueled thermal dispatch caused the average marginal costs to decrease when compared to 2015, which helped compensating the greater volume of spot market purchases during 2016.

▪  Greater transportation and other services costs amounting to Ch$ 23,101 million.

▪  Greater depreciation amounting to Ch$ 8,225 million due to an increase in investment projects that became operational during the period.

▪  A Ch$ 35,817 million increase in other fixed operating costs explained mainly by the write off of assets related to the Bardon, Chillan 1, Chillan 2, Futaleufu, Hechun, and Puelo hydroelectric projects. The write off amounted to Ch$ 35,384 million, and was a consequence of the Company’s decision to relinquish the water rights associated to these projects, primarily due to their high annual cost, the fact that these projects are not technically nor economically feasible, and the lack of support these projects have in the local communities.

• 5 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

Revenue, costs and operational results of continued operations as of September 30, 2016 and 2015 are shown below:

OPERATING INCOME (Continuing Operations)	9M2016			9M 2015
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile	1,199,923	(1,011,343)	188,580	1,041,215	(992,861)	48,354
Empresa Eléctrica Pehuenche S.A.	119,694	(29,232)	90,462	141,603	(34,264)	107,339
Compañía Eléctrica Tarapacá S.A. and Subsidiary	191,994	(162,627)	29,367	191,692	(153,972)	37,720
Inversiones GasAtacama Holding Limitada and Subsidiaries	107,473	(78,769)	28,704	145,193	(108,737)	36,457
Consolidation adjustments	(342,838)	345,733	2,895	(388,305)	387,778	(527)

Total Consolidation	1,276,246	(936,238)	340,008	1,131,398	(902,056)	229,342

Energy sales of Enel Generación Chile and its continuing subsidiaries’ operations as of September 30, 2016 and 2015 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	9M2016	9M 2015

Sales to regulated customers	896,457	781,810
Sales to unregulated customers	171,726	173,853
Sales at spot market	81,863	118,810
Other customers	9,091	2,741

Total energy sales	1,159,136	1,077,215

Non-Operating Income

Non-operating income as of September 30, 2016 and 2015 are summarized below:

NON-OPERATING INCOME (Million Ch$)	9M2016	9M 2015	Chg	Chg %

NET FINANCIAL EXPENSE	(22,741)	(95,288)	72,547	(76%)
Financial income	1,294	158	1,136	719%
Financial costs	(42,154)	(50,224)	8,070	(16%)
Gain (Loss) for indexed assets and liabilities	472	2,916	(2,444)	(84%)
Foreign currency exchange differences, net	17,647	(48,138)	65,785	(137%)
OTHER NON-OPERATING RESULTS	128,297	11,496	116,801	1016%
Share of profit (loss) of associates accounted for using the equity method	6,858	7,483	(625)	(8%)
Net Income From Other Investments	121,405	4,309	117,096	2717%
Net Income From Sale of Assets	34	(296)	330	(111%)
NET INCOME BEFORE TAXES	445,564	145,550	300,014	206%
Income Tax	(82,549)	(36,779)	(45,770)	124%
NET INCOME	363,015	108,771	254,244	234%
Net income (Loss) from discontinued operations after taxes	79,572	255,661	(176,089)	(69%)
NET INCOME	442,587	364,432	78,155	21%

NET INCOME	442,587	364,432	78,155	21%
Owners of parent	396,302	194,459	201,843	104%
Non-controlling interest	46,285	169,973	(123,688)	(73%)

• 6 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

Net Financial Result

As of September 30, 2016, net financial expenses improved Ch$ 72,547 million when compared to the same period of 2015 reaching a Ch$ 22,741 million loss. The aforementioned is mainly explained by:

Lower financial expenses amounting to Ch$ 8,070 million, mainly due to the maturity of a US$ 200 million Yankee Bond that Enel Generación Chile paid in July 2015, whose financial expenses amounted to Ch$ 6,840 million during the previous year.

Lower income related to indexation amounting to Ch$ 2,444 million, primarily due to Ch$ 2,808 million less in taxes to be recovered, Ch$ 1,246 million less profit from hedging derivative contracts, partially compensated by lower adjustment of UF denominated debt amounting to Ch$ 1,685 million.

Greater profit from exchange rate differences for Ch$ 65,785 million, mainly as a consequence of positive exchange differences amounting to Ch$ 43,479 million related to the lower average level of structured debt with Enersis Americas in 2016 and the appreciation of the Chilean Peso against the US Dollar during the current period. In addition, profit from forward contracts increased Ch$ 13,195 million.

Sale of assets and other investments results

The Ch$ 117,246 million increase responds to the sale of GNL Quintero S.A. for Ch$ 121,325 million, which took place in September 2016, which was partially offset by the sale of subsidiary Túnel El Melón S.A for Ch$ 4,207 million booked in January 2015.

Corporate Taxes

Corporate income tax increased Ch$ 45,770 million mainly due to the better results this  period, including the one-time effect of selling GNL Quintero, offset by lower exchange differences on investments in foreign related companies accounted for in US dollars (until the date of the division).

Discontinued operations

The Ch$ 176,089 million decrease in income for the period is explained by the division of  Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.), which took place on March 1, 2016. From that date on, the equity interests the Company held in foreign businesses were transferred to the new company, Endesa Américas S.A.

Consequently, the comprehensive consolidated income statement of Enel Generación Chile as of September 30, 2016, only includes two months of the operations from outside of Chile, compared to the same period of 2015 that included nine months of those operations.

• 7 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

2. -Consolidated Balance Sheet Analysis

ASSETS (Million Ch$)	Sep-16	Dec-15	Chg	Chg %

Current Assets	565,244	522,855	42,389	8%
Non-Current Assets	2,881,340	2,866,209	15,131	1%
Discontinued Operations	-	3,889,706	(3,889,706)	(100%)

TOTAL ASSETS	3,446,584	7,278,770	(3,832,186)	(53%)

Total assets of the Company decreased Ch$ 3,832,186 million as of September 2016, when compared to December 2015, mainly due to:

➢  Current Assets increased Ch$ 42,389 million, equivalent to an 8% increase, mainly as a consequence of:

❖  A Ch$ 72,749 million increase in cash and cash equivalents, mainly due to greater purchase agreements amounting to Ch$ 42,593 million and time deposits for Ch$ 28,601 million.

❖  An increase in related party current trade accounts receivables for Ch$ 11,054 million, mainly commodities receivables for sales to Enel Trade S.p.A for Ch$ 5,993 million and advance payments to GNL Chile for the purchase of gas amounting to Ch$ 12,663 million. This is partially offset by the Ch$ 7,883 million lower balance of energy sales receivables from Enel Distribución Chile.

❖  The above is partially compensated by a Ch$ 45,576 million reduction in trade accounts receivables and other accounts receivables, mainly receivables for sales of energy, tolls and fuel.

➢  Non- Current Assets increase Ch$ 15,131 million, mainly explained by the following:

❖  A Ch$ 7,498 million increase in non-current financial assets, primarily hedging derivative instruments amounting to Ch$ 6,782 million.

❖  A Ch$ 14,603 million increase in non-current related company accounts receivables due to an advance payment for fuel purchased from GNL Chile.

❖  An increase in property, plants and equipment amounting to Ch$ 11,454 million mainly due to Ch$ 139,141 million worth of new investments during the period and others amounting to Ch$ 4,084 million, mainly explained by dismantling provisions, partly offset by the Ch$ 97,886 million in depreciation for the period and the Ch$ 32,834 million write off of the water rights associated to ongoing projects. In connection with this, there was also a Ch$ 2,550 million write off in intangible assets.

• 8 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

❖  The above is partially offset by a Ch$ 15,842 million decrease in investments recorded using the equity method, mainly explained by Ch$ 17,137 million from GNL Quintero S.A. resulting from the Ch$ 12,298 million impact on income of financial derivatives, and the reclassification of such investment as assets available for sale amounting to Ch$ 4,175 million, compensated by the addition of Ch$ 2,346 million to Centrales Hidroeléctricas de Aysén S.A.

❖  A Ch$ 3,889,706 million reduction in non-current assets classified as assets for sale or to be distributed to shareholders, due to the lower foreign investments figure that was classified as assets to be distributed to shareholders in December 2015 and amounted to Ch$ 3,889,706 million.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Sep-16	Dec-15	Chg	Chg %

Current Liabilities	450,113	676,092	(225,979)	(33%)
Non-Current Liabilities	1,215,438	1,207,004	8,434	1%
Discontinued Operations	-	1,851,784	(1,851,784)	(100%)
Equity	1,781,033	3,543,890	(1,762,857)	(50%)
Equity attributable to owners of parent	1,749,030	2,648,190	(899,160)	(34%)
Non-controlling	32,003	895,700	(863,697)	(96%)

TOTAL EQUITY AND LIABILITIES	3,446,584	7,278,770	(3,832,186)	(53%)

Total Liabilities and Net Equity of the Company decreased Ch$ 3,832,186 million as of September 2016 when compared to December 2015, mainly explained by the following:

➢  Current Liabilities decreased Ch$ 225,979 million, which represents a 33% reduction, mainly due to the following:

❖  A Ch$ 199,829 million reduction in accounts payable to related parties mainly due to the Ch$ 47,844 dividend payment to Enel Chile S.A. and the loan repayment to Enersis Américas amounting to Ch$ 177,747 million.

❖  A Ch$ 54,009 million reduction in trade accounts payable and other accounts payable primarily due to dividend payments amounting to Ch$ 31,632 million and payments to suppliers of goods and services for Ch$ 12,997 million and also Ch$ 5,726 million in payments to staff.

❖  A Ch$ 4,030 million reduction in other current provisions as a consequence of payments made regarding legal proceedings and fines.

❖  This was partially offset by an increase in current tax liabilities of Ch$ 31,199 million, mainly from income tax.

• 9 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

➢  Non-Current Liabilities increase 1% reaching Ch$ 8,434 million, mainly explained by the following:

❖  A Ch$ 28,873 million increase in Other non-current financial liabilities, mainly due to new bank loans for Ch$ 98,703 million as of September 30, 2016, partially offset by the bond debt of Ch$ 32,650 million, derivatives amounting to Ch$ 35,379 million and financial leases for Ch$ 2,728 million.

❖  The aforementioned figures are partially compensated by a Ch$ 21,130 million reduction in deferred tax liabilities.

➢  Net Equity declined Ch$ 1,762,857 million when compared to December 2015.

❖  The portion attributable to the owners of the controlling shareholder declined Ch$ 899,160 million explained by the reduction of Other comprehensive income that amounted to Ch$ 26,721 million and by the Ch$ 1,154,112 million distribution to shareholders resulting from the division of the Company, partly offset by the Ch$ 396,302 million profit of the period.

❖  The equity of non-controlling shareholders declined Ch$ 863,697 million primarily explained by the Ch$ 64,967 million reduction of Other comprehensive income and the Ch$ 839,096 million distribution to shareholders, partly offset by the Ch$ 46,285 million profit of the period.

Evolution Of Key Financial Ratios

RATIO		Unit	Sep-16	Dec-15	Sep-15	Chg	Chg %

Liquidity	Liquidity	Times	1.26	0.68	-	0.58	85%
	Acid-test *	Times	1.18	0.63	-	0.55	87%
	Working capital	Million Ch$	115,131	(433,192)	-	548,323	(127%)
Leverage	Leverage **	Times	0.94	1.05	-	(0.11)	(10%)
	Short-term debt	%	27.0%	36.2%	-	(9.2%)	(25%)
	Long-term debt	%	73.0%	63.8%	-	9.2%	14%
	Financial expenses coverage***	Times	18.29	-	5.47	18.29	234%
Profitability	Op. income / Op. Revenues	%	26.6%	-	32.7%	(6.1%)	(19%)
	ROE ****	%	22.1%	-	12.7%	9.4%	74%
	ROA ****	%	10.9%	-	8.1%	2.8%	34%

* (Current assets - inventories - prepayments)/ current liabilities
** Total debt / (equity + minority interest)
*** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
**** Annualized figures

The ratios calculated for 2015 were performed assuming that the discontinuation of operations had not occurred.

• 10 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 25,857 million negative net cash flow during 2016, broken down as follows:

CASH FLOW (Million Ch$)	9M2016	9M 2015	Chg	Chg %

Net cash flows from (used in) operating activities	314,119	571,437	(257,318)	(45%)
Net cash flows from (used in) investing activities	58,791	(396,500)	455,291	(115%)
Net cash flows from (used in) financing activities	(398,767)	(333,444)	(65,323)	20%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(25,857)	(158,507)	132,650	(84%)

Operating activities recorded a Ch$ 314,119 million positive cash flow, which represents a 45% decline when compared to September 2015. This cash flow is mainly comprised by Ch$ 1,891,220 million in payments received for sales of goods and services, offset by the payment of Ch$ 1,233,104 million to suppliers of goods and services, tax payments for Ch$ 93,517 million and employee related payments amounting to Ch$ 57,078 million.

As a consequence of the materialization of the division of the Company, the obligation to pay taxes in Peru for a total of approximately $ 577 million Peruvian New Soles (Ch$ 116,053 million) were accrued. This tax, paid in March 2016, arises because the Peruvian Income Tax Law taxed the transfer of equity interests held by Enel Generación Chile S.A. in Peru that were transferred to Endesa Américas S.A. The calculation of the tax to be paid is based on the difference between the purchase and sale value of such shareholdings. This payment is included as “Other cash outflows” and substantially explains the reduction in the operating cash flow when compared to 2015.

Investment activities booked a Ch$ 58,791 million positive cash flow, mainly related to the sale of the associate company GNL Quintero for Ch$ 132,821 million, partially offset by the acquisition of plants and equipment amounting to Ch$ 76,201 million.

Financing activities recorded a Ch$ 398,767 million negative cash flow.  This cash flow is primarily a consequence of loan and financial leasing payments amounting to Ch$ 286,017 million, dividend payments that reached Ch$ 124,962 million and interest payments amounting to Ch$ 61,950 million. These payments were offset by cash inflows from related and third party loans repayments amounting to Ch$ 294,726 million.

• 11 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	9M2016	9M 2015	9M2016	9M 2015

Enel Generación Chile	38,443	204,336	61,929	55,903
Pehuenche	473	387	6,499	6,363
Inversiones Gas Atacama	165	35	8,265	8,646
Celta	14,527	14,850	21,193	19,400
EASA (Group)	6,592	37,449	-	-
Emgesa	12,329	148,798	-	-
Generandes Peru (Group)	3,673	17,852	-	-

Total Consolidated	76,202	423,707	97,886	90,312

• 12 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

‒     All business operations and corporate departments operate within the approved limits of each case.

‒     The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Enel Generación Chile S.A. policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 13 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

The financial debt structure of the Enel Generación Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

INTEREST RATE	Sep-16	Dec-15
	%	%

Fixed Interest Rate	82%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. The policy also seeks to refinance debt in the functional currency of each company.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of September 30, 2016, the Company held swaps for 257,000 barrels of Brent  to be settled between October and November 2016, 6.3 million MMBTU of Henry Hub gas to be settled between October 2016 and September 2017, 315,000 tonnes of API2 coal to be settled between October and December 2016, 65,000 tonnes of API4 coal to be settled between October and November 2016, and transportation of 220,000 tonnes of BCI7 coal to be settled between October and November 2016. As of December 31, 2015 there were swap operations outstanding for 133,000 barrels of Brent.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18, 19 and appendix 4, respectively.

As of September 30, 2016, the liquidity position of the Enel Generación Chile Group was Ch$ 110,174 million in cash and cash equivalents, and Ch$ 412,582 million in long-term committed credit facilities. As of December 31, 2015, the Enel Generación Chile Group’s liquidity was Ch$ 37,425 million in cash and other cash equivalents and Ch$ 142,032 million in long-term committed credit facilities.

Credit Risk

The Endesa Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

Investment banks selection considers those with investment grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities in Chile and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     US dollar Libor interest rate.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 105,409 million.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit lines, of which one signed in February 2016 was disbursed. Furthermore, this credit lines contain provisions under which certain events other than non-payment, in the Endesa Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Endesa Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2016

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 4, 2016